Mail Stop 3561

February 26, 2010

Mr. Man-Shing Wu
Chief Executive Officer
Eatware, Inc.
23/F Westin Center, 26 Hung To Road
Kwun Tong, Kowloon, Hong Kong

> **Re:** **Eatware, Inc.**
> **Form 10-K/A2 for Fiscal Year Ended March 31, 2009**
> **Filed February 5, 2010**
> **File No. 333-139910**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended March 31, 2009

Item 9A – Controls and Procedures, page 28

1. We note your response to our previous comment two. Our comment will be reissued as we do not see where it has been addressed. Please tell us how the revisions to your filing in response to our comment letters impacted management's conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Your response should include a detailed discussion of the factors you considered in reaching your conclusions. Alternatively, you may amend your March 31,

2009 Form 10-K to revise your conclusions on the effectiveness of your
disclosure controls and procedures and internal control over financial
reporting.

<u>Management's Annual Report on Internal Control Over Financial Reporting</u>
<u>Changes in Internal Control Over Financial Reporting, page 28</u>

2. Please revise to disclose any changes in your internal control over financial
reporting during your last fiscal quarter (i.e. the quarter ended March 31, 2009) in
accordance with Item 308(c) of Regulation S-K.

<u>Other Exchange Act Reports</u>

3. We note your response to our prior comment seven. Please note that a waiver of
the filing requirement for the Form 10-K for CHSH for the fiscal year ended
December 31, 2008 is not available. Accordingly, you remain obligated to file
this Form 10-K. Please note that this lapse in reporting negatively affects your
ability to use Form S-8. Please file this Form 10-K immediately or tell us when it
will be filed.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Ethan
Horowitz at (202) 551-3311 if you have questions regarding comments on the financial
statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services